Jumpstart SECURITIES

August 10, 2017

CapWest Income LLC
2009 E Windmill
Las Vegas, NV 89123

Re: Amended & Restated Advisory Services Agreement

Dear Greg:

On September 13, 2016, CapWest Income LLC (the "**Company**") entered into a certain Advisory Services Agreement by and between Jumpstart Securities LLC ("**Jumpstart**") and Company. This letter agreement serves to amend and restate said agreement in its entirety, and specifically remove any fee schedule annexed thereto. This letter agreement (the "**Amended Agreement**") further reconfirms JumpStart's acceptance of its retention under the original Agreement, and sets forth the terms of the parties' engagement.

1. Retention. The Company hereby retains Jumpstart as its advisor and investment banker to provide general financial advisory and investment banking services in connection with the preparatory stages of going to market with its contemplated securities offering (collectively referred to as the "**Advisory Services**"), and Jumpstart accepts such retention on the terms and conditions set forth in this Agreement. It is expressly understood and agreed that Jumpstart shall be required to perform only such tasks as the Company and Jumpstart reasonably deem necessary or desirable in connection with the rendering of Jumpstart's services hereunder.

2. Information. In connection with Jumpstart's activities hereunder, the Company will cooperate with Jumpstart and furnish Jumpstart upon request with all information regarding the business, operations, properties, financial condition, management and prospects of the Company (all such information so furnished being the "**Information**") which Jumpstart deems appropriate. The Company represents and warrants to Jumpstart that all Information made available to Jumpstart will be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are or will be made. The Company further represents and warrants that any projections and other forward-looking information provided by it to Jumpstart will have been prepared in good faith and will be based upon assumptions which, in light of the circumstances under which they are made, are reasonable. The Company recognizes and confirms that Jumpstart: (i) will use and rely primarily on the Information and on information available from generally recognized public sources in performing the services contemplated by this Agreement without having independently verified the same; (ii) does not assume responsibility for the accuracy or completeness of the Information; and (iii) will not make an appraisal of any assets of the Company or provide a fairness opinion or advice on valuation. Any advice rendered by Jumpstart pursuant to this Agreement, and the existence of this Agreement, may not be disclosed publicly without the prior written consent of Jumpstart. Jumpstart hereby acknowledges that certain of the Information received by Jumpstart may be confidential and/or proprietary, including but not limited to Information with respect to the Company's technologies, products, business plans, marketing, and other Information which must be maintained by Jumpstart as confidential.

3. Compensation. As consideration for Jumpstart's services pursuant to this Agreement, Jumpstart shall be entitled to receive, and the Company agrees to pay Jumpstart, a non-refundable advisory fee (the "**Advisory Fee**") of $15,000 payable upon the execution of the Agreement.

4. Indemnification. The Company will defend, indemnify, and hold harmless each of Jumpstart, its officers, directors, employees, affiliates, agents, and every officer, director and employee of such affiliate, agents and partners, from and against any and all claims, losses, damages, and liabilities, joint or several, (or actions, including shareholder actions, in respect thereof) related to or arising directly or indirectly out of the services contemplated hereunder, including any and all representations, warranties and covenants of the Company set forth in this Agreement and/or in connection with claims arising from or based on any Company information provided by Company to Jumpstart being inaccurate or misleading. The Company will not, however, be responsible for any claims, losses, damages, liabilities, or expenses, which are finally judicially determined to have resulted solely from Jumpstart's gross negligence or intentional misconduct. The Company shall assume the defense of such action, including the employment and fees of counsel (reasonably satisfactory to Jumpstart) and payment of related expenses.

5. Term and Termination; Survival of Provisions. Either Jumpstart or the Company may terminate this Agreement at any time upon 15 days' notice to the other party after the one (1) month anniversary of this Agreement (the "**Termination Date**"). Notwithstanding anything expressed or implied herein to the contrary: (i) any other agreement entered into between Jumpstart and the Company may only be terminated in accordance with the terms thereof, notwithstanding an actual or purported termination of this Agreement, and (ii) the terms and provisions of Section 4, 5, 6 and 7 shall survive the termination of this Agreement. Notwithstanding anything to contrary herein, the provision of Advisory Services shall not be interpreted as a commitment to serve as underwriter, placement agent, selling agent or to provide any such services.

6. Notices. All notices will be in writing and will be effective when delivered in person or sent via facsimile and confirmed by letter, to the party to whom it is addressed at the following addresses or such other address as such party may advise the other in writing:

To the Company:	CapWest Income LLC 2009 E Windmill Las Vegas, NV 89123 Telephone: 702-987-8603
To Jumpstart:	Jumpstart Securities LLC 3455 Peachtree Road NE 5th Floor Atlanta, GA 30326 Attention: Jonathan Self Telephone: (404) 596-5393

7. Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement will be governed as to validity, interpretation, construction, effect and in all other respects by the internal law of the State of New York. The Company and the Jumpstart each (i) agree that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, (ii) waives any objection to the venue of any such suit, action or proceeding, and the right to assert that such forum is an inconvenient forum, and (iii) irrevocably consents to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such

Jumpstart SECURITIES

suit, action or proceeding. Each of the Company and Jumpstart further agrees to accept and acknowledge service of any and all process that may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agree that service of process upon it mailed by certified mail to its address shall be deemed in every respect effective service of process in any such suit, action or proceeding. The parties hereby expressly waive all rights to trial by jury in any suit, action or proceeding arising under this Agreement.

8. Waiver. Any waiver or any breach of any of the terms or conditions of this Agreement shall not operate as a waiver of any other breach of such terms or conditions or of any other term or condition, nor shall any failure to insist upon strict performance or to enforce any provision hereof on any one occasion operate as a waiver of such provision or of any other provision hereof or a waiver of the right to insist upon strict performance or to enforce such provision or any other provision on any subsequent occasion. Any waiver must be in a writing.

9. Counterparts. This Agreement may be executed in any number of counterparts and by electronic transmission, each of which shall be deemed to be an original instrument, but all of which taken together shall constitute one and the same agreement. Electronic signatures shall be deemed to be original signatures for all purposes.

10. Parties; Assignment; Amendment; Independent Contractor; No Tax Advice. This Agreement has been and is made solely for the benefit of Jumpstart and the Company and nothing contained in this Agreement will confer any rights upon, nor will this Agreement be construed to create any rights in, any person who is not party to such Agreement. The rights and obligations of either party under this Agreement may not be assigned without the prior written consent of the other party hereto and any other purported assignment will be null and void. Jumpstart has been retained under this Agreement as an independent contractor, and it is understood and agreed that this Agreement does not create a fiduciary relationship between Jumpstart and the Company or their respective Boards of Directors. Jumpstart shall not be considered to be the agent of the Company for any purpose whatsoever and Jumpstart is not granted any right or authority to assume or create any obligation or liability, express or implied, on the Company's behalf, or to bind the Company in any manner whatsoever. The Company acknowledges that Jumpstart does not provide accounting, tax or legal advice. The Company is authorized, however, subject to applicable law, to disclose any and all aspects of the offering that are necessary to support any U.S. federal income tax benefits expected to be claimed with respect to such transaction, and all materials of any kind (including tax opinions and other tax analyses) related to those benefits. This Agreement may not be modified or amended except in a writing duly executed by the parties hereto. The section headings in this Agreement have been inserted as a matter of reference and are not part of this Agreement.

We are delighted at the prospect of working with you. If the terms of our engagement as set forth in this letter are satisfactory to you, please confirm by signing and returning one copy of this letter, together with a wire for $15,000 representing payment in connection with the Agreement.

Very truly yours,

JUMPSTART SECURITIES LLC

Accepted and Agreed to as of the date first written above:

CapWest Income LLC